GBM INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

GBM INTERNATIONAL, INC. ("International" or the "Company") was incorporated for the purpose of serving as an introducing broker-dealer to its customers and conduct certain investment banking activities. International is a wholly-owned subsidiary of Portfolio Investments, Inc. ("PI"), which is a wholly-owned subsidiary of Corporativo GBM S.A.B. de C.V. ("GBM Mexico"). International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association. International executes securities trades for customers as a principal and agent, futures trades as agent, and trades securities for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

Cash and cash equivalents

For the purposes of the statement of cash flows, International considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Deposits held by clearing brokers

During the year ended December 31, 2015, International maintained Securities Clearing Agreements with Pershing LLC ("Pershing") and Apex Clearing Corporation, Inc. ("APEX"). Pursuant to the terms of each Agreement, International is required to maintain a certain level of cash or eligible securities on deposit at each clearing firm. At December 31, 2015, International was required to have cash deposits of $150,000 at Pershing and $250,000 at Apex. Should either Pershing or Apex suffer a loss due to a failure of a customer of International to complete a transaction, International is required to indemnify the applicable clearing firm to the extent of any such loss. At December 31, 2015 there were no such amounts owed to either clearing firm nor did International incur any such loss during the year ended December 31, 2015.

International maintained a similar Agreement with R.J. O'Brien ("RJO") to provide clearing services for International's futures trading activities. The amount of the cash deposit maintained by International at RJO at December 31, 2015 was $10,000. International is required to indemnify RJO to the extent of any loss incurred by RJO due to a failure of a customer of International to complete a transaction. At

NOTE1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

December 31, 2015 there were no such amounts owed to RJO nor did International incur any such loss during the year ended December 31, 2015.

At December 31, 2015, International maintained cash of $150,172, $250,394 and $10,000 in the clearing deposit account of Pershing, APEX and RJO respectively.

Receivable from nonaffiliated brokers and dealers

Receivables from brokers, dealers, and clearing organizations may include amounts receivable for securities failed to deliver, certain deposits for securities borrowed, amounts receivable from clearing organizations relating to open transactions, good-faith and margin deposits, and commissions receivable.

Securities transactions

Securities owned and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased to market value is included in income under the caption net dealer inventory and investment gain.

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method. Substantially all of the net dealer inventory and investment gain relate to security positions in companies domiciled in Mexico and South America.

Property and equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation is provided using accelerated methods over estimated useful lives of the related assets ranging from 5-7 years. Leasehold improvements are depreciated over the remaining useful life of the lease. Maintenance and repairs are charged to operations as incurred.

Income taxes

International's revenue and expenses are included in the consolidated Federal income tax return filed by PI. International's tax calculations are made as if International prepared a separate income tax return. Additionally, International may record a tax benefit, if such benefit can be utilized by PI in its consolidated return. International is also subject to certain state income taxes.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

consequences of events that have been recognized in International's financial statements or would have been recognized in PI's consolidated tax return.

In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. International provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are likely to be realized.

International's deferred tax asset represents the tax effects of taxable temporary differences in the book and tax reporting. The taxable temporary differences consist of unrealized gains (losses) on securities, depreciation methods and lives, deferred rent and rent incentive.

International is subject to the Texas Gross Margin Tax. The Texas Gross Margin Tax generally is calculated as one percent of gross margin, as defined, and was $3,303 for the year ended December 31, 2015.

Foreign currency transactions

As an agent, in the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the period and are included in the caption net dealer inventory and investment gain. There was no net material realized and unrealized foreign currency losses recorded in 2015. For the purposes of reporting cash flows, International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of support and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties

Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

NOTE 2:   TRANSACTIONS WITH AFFILIATES AND RELATED PARTIES

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the Comisión Nacional Bancaria y de Valores ("CNBV"). However, there were no such transactions entered into during 2015. Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico. Commission and dealer income earned from GBM Mexico during the year ended December 31, 2015 was $2,013,068. Commissions receivable from GBM Mexico at December 31, 2015 was $131,051. GBM Mexico also charges International for overhead costs.

During the year ended December 31, 2015, International paid for accounting and administrative services to GBM Mexico of $108,000, under the terms of the administrative services agreement.

During 2014, International entered into an agreement with GBM Chile, an affiliated securities dealer domiciled in and regulated by the Comissao de Valores Mobiliarios ("CVM"), for International to pay a portion of revenue earned from referrals from GBM Chile. Commissions paid to GBM Chile during the year ended December 31, 2015 was $345,057. Commission's payable to GBM Chile as of December 31, 2015 was $35,301. In addition, International paid GBM Chile $180,000 in transfer research fees during the year.

During 2009, International entered into an agreement with GBM Brazil, an affiliated securities dealer domiciled in and regulated by the Superintendencia de Valores y Seguros ("SVS"), for International to pay a portion of revenue earned from referrals from GBM Brazil. Commissions paid to GBM Brazil during the year ended December 31, 2015 was $118,235. Commission's payable to GBM Brazil as of December 31, 2015 was $12,267. In addition, International paid GBM Brazil $540,000 in transfer research fees during the year.

Furthermore, International from time to time may enter into transactions with affiliates in the normal course of business which are recorded as receivable from or payable to affiliates. As of December 31, 2015, there was a $872,747 payable to PI, the majority of which arose as result of tax consequences of being a subsidiary of a consolidated group that files a consolidated federal income tax return and $0 net receivable for GBM Mexico for payments made on behalf of GBM Mexico.

From time to time advances are made to employees by International. At December 31, 2015, a total of $27,935 of employee receivables remained outstanding.

NOTE 3:   NET CAPITAL REQUIREMENTS

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net

NOTE 3:   NET CAPITAL REQUIREMENTS (Continued)

capital of $100,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17).   At December 31, 2015, International had net capital, as defined, of $5,852,809 which was $5,752,809 in excess of the required minimum net capital of $100,000.   International's ratio of aggregate indebtedness was 0.20 to 1.0 at December 31, 2015.   International is currently in compliance with these requirements.

Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule II.

NOTE 4:   FAIR VALUE OF INVESTMENTS

The Company adopted FASB Accounting Standards Codification Topic 820-10, "Fair Value Measurements", for all financial assets and liabilities. ASC 820-10 provides standards and disclosures for assets and liabilities that are measured and reported at fair value. As defined in ASC 820-10, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).   ASC 820-10 requires disclosure that establishes a framework for measuring fair value and expands disclosure about fair value measurements. The statement requires fair value measurements be classified and disclosed in one of the following categories:

Level 1:   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:   Measured based upon inputs that are observable, either directly or indirectly, for the asset or liability other than quoted market prices included in Level 1. These inputs include: a) quoted prices for similar asset or liabilities in active markets b) quoted prices for identical or similar assets or liabilities in markets that are not active c) inputs other than quoted market prices that are observable and d) inputs that are derived primarily from or corroborated by observable market data by correlation or other means.

NOTE 4:   FAIR VALUE OF INVESTMENTS *(Continued)*

Level 3:   Measured based on unobservable inputs for the asset or liability for which there is little, if any, market activity for the asset or liability at the measurement date. This input includes management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.   The inputs are developed based on the best information available in the circumstances, which might include management's own data.

As required by ASC 820-10, financial assets are classified based on the lowest level of input that is significant to the fair value measurement. International's assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015.

U.S. Securities: Valued at the closing price reported on the active market on which the individual securities are traded.

The following table summarizes the valuation of International's financial instruments by ASC 820-10 pricing levels as of December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2015
U.S. Securities:				
Corporate Stock	$ 17,451	$ -	$ -	$ 17,451
Total	$ 17,451	$ -	$ -	$ 17,451

There were no transfers between levels during the year ended December 31, 2015.

NOTE 5:   PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following at December 31, 2015:

	Estimated Useful Life	
Office Equipment	5 Years	$ 77,211
Vehicles	5 Years	20,411
Leasehold Improvements	Lease term	85,813
Subtotal:		183,465
Less: Accumulated Depreciation		(165,546)
Property and Equipment, net		$ 17,919

NOTE 6:   INCOME TAXES

As of December 31, 2015, the Company's provision for income taxes was as follows:

Federal Provision (Benefit)		
Current	$	877,486
Deferred		(799)
		(876,687)
State Provision		
Current		3,303
Total Provision for Income Taxes	$	879,990

Deferred income taxes reflect the net effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. The temporary differences consist of depreciation methods and lives, adjustment for audit fees, and unrealized gains on securities.

The Company did not have unrecognized tax benefits as of December 31, 2015 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2015, the Company has not accrued interest or penalties related to uncertain tax positions. The Company's U.S. federal and state income tax returns are open to audit under the statute of limitations for the years ending December 31, 2012 and beyond.

NOTE 7:   COMMITMENTS AND CONTINGENCIES

Operating Lease

International leases its office facility under a non-cancelable operating lease which expires on December 31, 2020. Future minimum lease payments for this lease at December 31, 2015 are as follows:

Year Ending
December 31,

2016	$	49,419
2017		65,408
2018		66,861
2019		68,315
2020		69,768
Total	$	319,771

Rent expense for the year ended December 31, 2015 was $64,334.

Security Transactions

In the normal course of business, International enters into securities short-sale transactions for its own account and for its clients as an agent. Since the securities subject to such transactions are not in International's possession, International is subject to risk of loss if it must acquire the securities on the open market at a price which exceeds the contract amount of the transaction. At December 31, 2015 International does not expect nonperformance by customers or counterparties.

International executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, International may be required to discharge the obligation of the nonperforming party. In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. International does not expect nonperformance by customers or counterparties.

International clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between International and the clearing brokers, the clearing brokers have the right to charge International for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge International has no maximum amount and applies to all trades executed through the clearing broker, International believes there is no maximum amount assignable to this right. As of December 31, 2015, International has no recorded liabilities with regard to the right. During 2015, International did not pay the clearing brokers any amounts related to these guarantees. International's policy is to

NOTE 7:   COMMITMENTS AND CONTINGENCIES (*Continued*)

monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, International has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

Other

During the normal course of business, International enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. International's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against International that have not yet occurred. However, based on experience, International expects the risk of loss to be remote.

NOTE 8:   TRADING GAINS AND LOSSES

The portion of trading gains and losses for the period related to trading securities still held for the year ended December 31, 2015 is calculated as follows:

Net gains and losses recognized during the period on trading securities	$ 3,063
Less: Net gains and losses recognized during the period on trading securities sold during the period	-
Unrealized gains and losses recognized during the reporting period on trading securities still held at year end	$ 3,063

NOTE 9:   CONCENTRATIONS

A portion of International's trading activities, as an agent; involve securities of companies domiciled in Mexico and South America. Consequently, the ability of International to maintain appropriate levels of trading activity in Mexican and South American securities and the value of such securities outstanding is impacted by economic and business conditions in Mexico and South America.

NOTE 10:   401(K) PLAN

The Company maintains a 401(k) plan for employees. The 401(k) Plan does not require a mandatory employer contribution but does provide for a discretionary employer contribution. Employer contributions were $12,000 for the year ended December 31, 2015.

NOTE 11:   SUBSEQUENT EVENTS

Subsequent events were evaluated through February 24, 2016 which is the date the financial statements were available to be issued, and noted no significant subsequent events.